Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated April 30, 2026 in the Registration Statement on Form F-3 of PS International Group Ltd., relating to the audit of the consolidated balance sheets of PS International Group Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2023, 2024 and 2025, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

WWC, P.C.
San Mateo, California	Certified Public Accountants
August 4, 2026	PCAOB ID No.1171